Exhibit 99.1

Ucommune Regains Compliance with Nasdaq Minimum Bid Price Requirement

BEIJING, December 15, 2023 /PRNewswire/ -- Ucommune International Ltd (NASDAQ: UK) (“Ucommune” or the “Company”), an office space manager and provider in China, today announced that it received a notification letter (the “Notification Letter on Compliance”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) on December 14, 2023, indicating that the Company has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules.

As previously announced, on July 21, 2023, Nasdaq notified the Company of its non-compliance with the Nasdaq’s minimum bid price requirement because the Company’s closing bid price per share was less than US$1.00 over the 30 consecutive business days from June 6, 2023 to July 20, 2023. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until January 17, 2024, to regain compliance with Nasdaq’s minimum bid price requirement. In order to regain compliance with the requirement, on November 29, 2023, the Company effected a share consolidation of 12 ordinary shares with par value of US$0.002 each in its issued and unissued share capital into one ordinary share with par value of US$0.024.

On December 14, 2023, Nasdaq confirmed in the Notification Letter on Compliance that for the last 10 consecutive business days, from November 30, 2023 through December 13, 2023, the closing bid price of the Company’s Class A ordinary shares had been at US$1.00 per share or greater, and that the Company has regained compliance with Rule 5550(a)(2) of the Nasdaq Listing Rules.

About Ucommune International Ltd

Ucommune is an office space manager and provider in China. Founded in 2015, Ucommune has created a large-scale intelligent office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Ucommune International Ltd

ir@ucommune.com

SOURCE Ucommune International Ltd